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                                                              STEVEN M. SKOLNICK
                                                              Member of the Firm
                                                                Tel 973 597 2476
                                                                Fax 973 597 2477
                                                        sskolnick@lowenstein.com


January 20, 2010


VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn: Mr. Joseph McCann

RE:      IVIVI TECHNOLOGIES, INC.
         REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
         FILED JANUARY 12, 2010
         FILE NO. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated January 19, 2010 from the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC"). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

Litigation Related to the Transactions..., page 49
--------------------------------------------------

1. WE MAY HAVE FURTHER COMMENT ON YOUR RESPONSE TO PRIOR COMMENT 1 IF THE EVENTS MENTIONED IN THAT COMMENT OCCUR.

         The Company acknowledges the Staff's comment.

2.       REGARDING YOUR RESPONSE TO PRIOR COMMENT 2:

         o WE NOTE THAT YOU IDENTIFY THE MEMORANDUM OF UNDERSTANDING AS A MATERIAL AGREEMENT IN THE FORM 8-K THAT YOU FILED ON JANUARY 8, 2010. IT IS UNCLEAR ON WHAT AUTHORITY YOU RELY TO CONCLUDE THAT A DESCRIPTION OF THE TERMS IN A FORM 8-K ELIMINATES THE NEED TO FILE MATERIAL CONTRACTS WITH YOUR EXCHANGE ACT REPORTS.

         The Company acknowledges the Staff's comment and hereby informs the Staff that the Company inadvertently filed the description of the memorandum of understanding under Item 1.01 of Form 8-K. As a result, the Company will file an amendment to the Form 8-K filed on January 8, 2010 to disclose the memorandum of understanding under Item 8.01 since the Company does not believe that the memorandum of understanding is a material contract.

         o WE NOTE THAT THE LETTER AGREEMENT IS WITH A RELATED PARTY AND THAT IT RELATES TO WHETHER YOU WILL DISSOLVE AND THE NATURE OF YOUR CONTINUING OPERATIONS. IT IS UNCLEAR WHY YOU BELIEVE THAT SUCH AN AGREEMENT WOULD NOT BE REQUIRED TO BE FILED WITH YOUR EXCHANGE ACT REPORTS PURSUANT TO REGULATION S-K ITEM 601(B)(10).

       THEREFORE WE REISSUE PRIOR COMMENT 2.

         The Company acknowledges the Staff's comment and hereby informs the Staff that the letter agreement will be filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 when such report is filed.

If you have questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,



/s/ Steven M. Skolnick


Enclosure(s) cc: Jeff Marell, Esq.
             Ramy Wahbeh, Esq.
             Ed Hammel